November 8, 2019

Scott Goldie
Chief Executive Officer
Golden Seed, Inc.
1300 Quail Street Suite 100
Newport Beach, CA 92660

       Re: Golden Seed, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed on October 23, 2019
           File No. 024-11072

Dear Mr. Goldie:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 10, 2019 letter.

Form 1-A/A filed on October 23, 2019

General

1. We note your disclosure throughout that the possession, use, cultivation, and transfer of cannabis is illegal, and that your business "involves the cultivation, and/or sale of cannabis." Please revise to prominently disclose throughout your offering circular that your business is engaged in illegal conduct under federal law, or explain why you believe your business is not illegal under federal law. We also note your risk factor disclosure that "the company may be deemed to be aiding and abetting illegal activities through the products that it grows and sells." However, since your business "involves the cultivation, and/or sale of cannabis" and these activities are illegal under federal law, please revise to
 Scott Goldie
Golden Seed, Inc.
November 8, 2019
Page 2
         clarify the risk that your company may be directly engaged in, not just aiding and abetting, illegal activities under federal law. Additionally revise references to the "legal cannabis industry" given the illegality of the possession, use, cultivation, and transfer of cannabis under the Controlled Substances Act.
2. We note that for an investment of $25,000 or more, investors will receive their "own plant at the farm." Please clarify whether this perk provides investors with their own marijuana plant or explain in detail what specifically this perk provides.
Exhibits

3. We note your response to our prior comment 3. Please file your loan agreements with Red M Holdings, LLC, Hollow Wave Holdings, LLC, and NCS Associates, LLC as
         exhibits to your offering circular, or tell us why these are not material contracts pursuant to Item 17(1) of Part III to Form 1-A.
Exhibit 1A-11 Consent, page 4

4. We note that you have updated your financial statements to include the interim period as of and for the six months ended June 30, 2019. Please file a currently dated auditor's consent.
        You may contact Effie Simpson at 202-551-3346 or Melissa Raminpour at 202-551-3379
if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameScott Goldie                                  Sincerely,
Comapany NameGolden Seed, Inc.
                                                                Division of
Corporation Finance
November 8, 2019 Page 2                                         Office of
Finance
FirstName LastName